SUB-ITEM 77C: MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

(a) A Special Meeting of shareholders of the United Services Intermediate Treasury Fund was held May 12, 1997

(b) The Meeting did not involve the election of directors.

(c) The Meeting was held to approve liquidation of the United Services Intermediate Treasury Fund.

         Affirmative Votes:                 30,395 (51.8%)
         Negative Votes:                    0        (0.0%)
         Total outstanding shares           58,659 (100.0%)

(d) No settlement was reached between the registrant and any other participant terminating any soliciation.